Exhibit 3.1

CERTIFICATE OF DESIGNATIONS

of

5.250% SERIES A PREFERENCE SHARES

of

AIRCASTLE LIMITED

June 8, 2021

Aircastle Limited, a company incorporated under the laws of Bermuda (the “Company”), HEREBY CERTIFIES that, pursuant to the authority contained in its bye-laws (as amended and restated from time to time, the “Bye-Laws”) and to resolutions of the board of directors of the Company (the “Board of Directors”) adopted on May 20, 2021, the creation of the series of 5.250% Series A Preference Shares, par value $0.01 per share, with a $1,000,000 liquidation preference per share (the “Series A Preference Shares”), was authorized and the designation, preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions of the Series A Preference Shares, in addition to those set forth in the Memorandum of Association and the Bye-Laws of the Company, were fixed as follows:

Section 1. Designation and Amount. The shares of such series shall be designated as “5.250% Series A Preference Shares” (the “Series A Preference Shares”) and the number of shares constituting the Series A Preference Shares shall be 400 and such shares shall have a liquidation preference of $1,000,000 per share (the “Liquidation Preference”). Each Series A Preference Share shall be identical in all respects to every other Series A Preference Share. Series A Preference Shares shall be dated the date of issue, which date shall be referred to herein as the “original issue date.” Series A Preference Shares that are redeemed, purchased or otherwise acquired by the Company shall have the status of authorized but unissued shares of the Company, without designation as to class or series. Each Series A Preference Share is not convertible into, or exchangeable for, shares of any of the Company’s other class or series of shares or the Company’s other securities. Each Series A Preference Share has no stated maturity and is not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or other similar provisions.

Section 2. Definitions. The following terms used herein shall be defined as set forth below:

“2031 Reset Date” means September 15, 2031.

“2046 Reset Date” means September 15, 2046.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions in The City of New York are not authorized by law to close.

“Common Shares” means the common shares of the Company, $0.01 par value per share.

“Companies Act” means the Companies Act 1981 of Bermuda, as amended.

“Calculation Agent” means a calculation agent appointed by the Company pursuant to Section 14.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Depositary Shares” means the depositary shares, each representing a one thousandth (1/1,000th) interest in a share of the Series A Preference Shares, evidenced by depositary receipts.

“Dividend Payment Date” means each date on which dividends are payable pursuant to Section 4(B), subject to adjustment as provided therein.

“Dividend Period” is the period from and including a Dividend Payment Date to, but excluding, the next Dividend Payment Date. The initial Dividend Period will commence on and include the original issue date of the Series A Preference Shares and will end on, and exclude, the September 15, 2021 Dividend Payment Date.

“DTC” means The Depository Trust Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Taxes” means (i) any Taxes that would not have been imposed but for the existence of any present or former connection between the holder (or if the holder is not the beneficial owner, the beneficial owner) of such Series A Preference Shares and the Relevant Tax Jurisdiction (including being a citizen or resident or national of, or being engaged in a trade or business or maintaining a permanent establishment in, the Relevant Tax Jurisdiction), other than any connection arising as a result of the acquisition, ownership or disposition of the Series A Preference Shares or a beneficial interest therein, the receipt of any payment in respect of the Series A Preference Shares or the enforcement of any rights hereunder or thereunder, (ii) any Taxes that are imposed or withheld because the holder or beneficial owner failed to accurately comply with a request from the applicable withholding agent to meet certification, identification or information reporting requirements concerning the nationality, residence or identity of the holder or beneficial owner of the Series A Preference Shares, in each case, if such holder or beneficial owner is legally eligible to satisfy such requirements and compliance with such action is required as a precondition to exemption from, or reduction in, such Tax by the applicable Relevant Tax Jurisdiction, (iii) any estate, inheritance, gift, sales, transfer, wealth or similar Taxes, (iv) any Taxes that are imposed as a result of the presentation of the Series A Preference Shares for payment (where presentation is required) more than 30 days after the relevant amount is first made available for payment to the holder (except to the extent that the holder would have been entitled to Additional Amounts had the Series A Preference Shares been presented on the last day of such 30-day period), (v) any Tax imposed or required pursuant to current Sections 1471 through 1474 of the Code (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to current Section 1471(b) of the Code (or any amended or successor version described above), or any intergovernmental agreements, treaties, conventions or similar agreements (and any related laws, regulations or administrative guidance) implementing the foregoing in any jurisdiction, or (vi) any combination of the above items.

“Five-year U.S. Treasury Rate” means, as of any Reset Dividend Determination Date, as applicable, the average of the yields on actively traded U.S. treasury securities adjusted to constant maturity, for five-year maturities, for the five business days appearing under the caption “Treasury Constant Maturities” in the most recently published statistical release designated H.15 Daily Update or any successor publication which is published by the Federal Reserve Board as of 5:00 p.m. (Eastern Time) as of any date of determination, as determined by the Calculation Agent in its sole discretion. If the Five-year U.S. Treasury Rate cannot be determined pursuant to the methods described above, then the Five-year U.S. Treasury Rate will be determined by the Calculation Agent in its sole discretion, after consulting such sources as it deems comparable to any of the foregoing calculations, or any such source as it deems reasonable from which to estimate the five-year treasury rate, provided that if the Calculation Agent determines there is an industry-accepted successor five-year treasury rate, then the Calculation Agent shall use such successor rate. If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine the business day convention, the definition of business day and the reset dividend determination date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the five-year treasury rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate. The Five-year U.S. Treasury Rate will be determined by the Calculation Agent on the third business day immediately preceding the applicable Reset Date.

“Memorandum of Association” means the memorandum of association of the Company, as it may be amended from time to time.

“Offering Memorandum” means the Offering Memorandum dated June 3, 2021, with respect to the Series A Preference Shares.

“Original Reset Date” means September 15, 2026.

“Rating Agency” means any nationally recognized statistical rating organization, as defined in Section 3(a)(62) of the Exchange Act, that then publishes a rating for us.

“Rating Agency Event” means any Rating Agency amending, clarifying or changing the criteria it uses to assign equity credit to securities such as the Series A Preference Shares, which amendment, clarification or change results in (i) the shortening of the length of time the Series A Preference Shares are assigned a particular level of equity credit by that Rating Agency as compared to the length of time they would have been assigned that level of equity credit by that Rating Agency or its predecessor on the initial issuance of the Series A Preference Shares or (ii) the lowering of the equity credit (including up to a lesser amount) assigned to the Series A Preference Shares by that Rating Agency as compared to the equity credit assigned by that Rating Agency or its predecessor on the initial issuance of the Series A Preference Shares.

“Relevant Tax Jurisdiction” means (i) Bermuda, (ii) any jurisdiction from or through which the Company or the Company’s dividend disbursing agent are making payments on the Series A Preference Shares or (iii) any other jurisdiction in which the Company is or was organized, resident or doing business for tax purposes, or, in each case, any governmental authority or political subdivision thereof or therein having the power to tax.

“Reset Date” means the Original Reset Date and each date falling on the fifth anniversary of the preceding Reset Date. Reset Dates, including the Original Reset Date, the 2031 Reset Date and the 2046 Reset Date, will not be adjusted for Business Days.

“Reset Dividend Determination Date” means, in respect of any Reset Period, the day falling three Business Days prior to the beginning of such Reset Period.

“Reset Period” means each period from and including each Reset Date to (but excluding) the immediately following Reset Date.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Taxes” means any present or future taxes, levies, duties, imposts, assessments or other governmental charges, including any interest, additions to tax and penalties related thereto.

“Transfer Agent” means Computershare Inc. or an affiliate, as transfer agent, registrar and dividend disbursing agent, or any successor transfer agent appointed by the Company.

“Voting Preference Shares” means any other class or series of the Company’s preference shares ranking equally with the Series A Preference Shares as to dividends and the distribution of assets upon the liquidation, dissolution or winding-up of the Company’s affairs and upon which like voting rights have been conferred and are exercisable.

Section 3. Ranking. The Series A Preference Shares shall rank, with respect to the payment of dividends and distributions upon the liquidation, dissolution or winding-up of the Company’s affairs:

(A) senior to the Common Shares and to each other class or series of the Company’s shares established after the original issue date of the Series A Preference Shares that is not expressly made senior to, or on parity with, the Series A Preference Shares as to the payment of dividends or amounts payable on a liquidation, dissolution or winding-up of the Company’s affairs (collectively, including the Common Shares, the “Junior Securities”);

(B) on a parity basis with any class or series of the Company’s shares established after the original issue date of the Series A Preference Shares that is expressly made on parity with the Series A Preference Shares as to the payment of dividends and amounts payable on a liquidation, dissolution or winding-up of the Company’s affairs (the “Parity Securities”);

(C) junior to any class or series of the Company’s shares established after the original issue date of the Series A Preference Shares that is expressly made senior to the Series A Preference Shares as to the payment of dividends or amounts payable on a liquidation, dissolution or winding-up of the Company’s affairs (the “Senior Securities”);

(D) junior to all of the Company’s existing and future indebtedness (including indebtedness outstanding under the Company’s revolving credit facilities and the Company’s unsecured senior notes) and other liabilities with respect to assets available to satisfy claims against the Company; and

(E) structurally subordinated to existing and future indebtedness and other liabilities of the Company’s subsidiaries and future preference shares of the Company’s subsidiaries.

The Company may issue Parity Securities and Junior Securities at any time and from time to time in one or more series without the consent of the holders of the Series A Preference Shares.

Parity Securities with respect to the Series A Preference Shares may include series of the Company’s preference shares that, among other things, have different dividend rates, redemption or conversion features, mechanics, dividend periods, dividend rights, payment dates or record dates than the Series A Preference Shares.

Section 4. Dividends.

(A) Holders of Series A Preference Shares will be entitled to receive, when, as and if declared by the Board of Directors or a duly authorized committee of the Board of Directors, out of legally available funds for such purpose, cumulative semi-annual cash dividends on each Dividend Payment Date. The dividend rate for the Series A Preference Shares will be: (i) from and including the date of original issue to, but excluding, the Original Reset Date, 5.250%, per annum, (ii) from, and including, the Original Reset Date to, but excluding, the 2031 Reset Date, at a rate per annum equal to the Five-year Treasury Rate as of the most recent Reset Dividend Determination Date plus 4.410%, (iii) from, and including, the 2031 Reset Date to, but excluding, the 2046 Reset Date, during each Reset Period, at a rate per annum equal to the Five-year Treasury Rate as of the most recent Reset Dividend Determination Date plus 4.660% and (iv) from, and including, the 2046 Reset Date, during each Reset Period at a rate per annum equal to the Five-year Treasury Rate as of the most recent Reset Dividend Determination Date plus 5.410%. Dividends on the Series A Preference Shares will accumulate daily and be cumulative from, and including, the date of original issuance of the Series A Preference Shares. Dividends will only be payable in cash. In the event that the Company issues additional Series A Preference Shares after the original issue date, dividends on such shares may accrue from the original issue date or any other date the Company specifies at the time such additional shares are issued. Under Bermuda law, a company shall not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the company’s assets would thereby be less than its liabilities.

(B) If declared by the Board of Directors or a duly authorized committee of the Board of Directors, the Company shall pay dividends on the Series A Preference Shares semi-annually in arrears, on March 15 and September 15 of each year, commencing on September 15, 2021, each such date being referred to herein as a “Dividend Payment Date”; provided, however, that if any scheduled Dividend Payment Date is not a Business Day, then the payment will be made on the next succeeding Business Day and no additional dividends will accumulate as a result of that postponement. If the Board of Directors or a duly authorized committee of the Board of Directors does not declare a dividend (or declares less than full dividends) payable in respect of any Dividend Period before the related Dividend Payment Date, such dividend (or any portion of such dividend not declared) shall accumulate and an amount equal to such accumulated dividend (or such undeclared portion thereof) shall become payable out of funds legally available therefor upon the liquidation, dissolution or winding-up of the Company’s affairs (or earlier redemption of such Series A Preference Shares), to the extent not paid prior to such liquidation, dissolution or winding-up or earlier redemption. No interest, or sum of money in lieu of interest, will be payable on any dividend payment that may be in arrears on the Series A Preference Shares.

(C) Dividends are payable with respect to the dividend period (or portion thereof) ending on the day preceding such Dividend Payment Date, in each case, to holders of record of the Series A Preference Shares as they appear on the Company’s books as of the close of business on the 15th calendar day preceding the applicable Dividend Payment Date or such other record date not more than 60 calendar days nor less than 10 calendar days preceding such Dividend Payment Date as shall be fixed for that purpose by the Board of Directors or any duly authorized committee of the Board of Directors. Dividend record dates will apply regardless of whether a particular dividend record date is a Business Day. In the case of previously unpaid dividends that are declared by the Board or any duly authorized committee of the Board in advance of the next scheduled dividend payment date, the record date with respect to such dividend payment will be such date as may be designated by the Board or any duly authorized committee of the Board.

(D) No dividends on the Series A Preference Shares shall be authorized by the Board of Directors or paid or set apart for payment by the Company at any time when the payment thereof would be unlawful under the laws of Bermuda, or when the terms and provisions of any agreement of the Company, including any agreement relating to the Company’s indebtedness (the “Limiting Documents”), prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the Limiting Documents or a default under the Limiting Documents, or if the authorization payment or setting apart for payment shall be restricted or prohibited by law.

(E) Dividends payable on the Series A Preference Shares for any Dividend Period will be calculated on the basis of a 360-day year consisting of twelve 30-day months. Dividends on Series A Preference Shares called for redemption will cease to accumulate on the redemption date, if any, as described in Section 13, unless the Company defaults in the payment of the redemption price of the Series A Preference Shares called for redemption.

(F) The applicable dividend rate for each Reset Period will be determined by the Calculation Agent, as of the applicable Reset Dividend Determination Date. All percentages resulting from the calculation of the Calculation Agent will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards, and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent, with one half cent being rounded upwards. The Calculation Agent’s determination of any dividend rate, and its calculation of the amount of dividends for any Dividend Period will be maintained on file at the Calculation Agent’s principal offices, will be made available to any holder of Series A Preference Shares upon request and will be final and binding in the absence of manifest error.

(G) Dividends on the Series A Preference Shares will be cumulative (i) whether or not the Company has earnings, (ii) whether or not there are funds legally available for the payment of such dividends, (iii) whether or not such dividends are authorized or declared and (iv) whether or not any of the Company’s agreements prohibit the current payment of dividends, including any agreement relating to the Company’s indebtedness.

(H) The Company will not declare or pay, or set aside for payment, full dividends on the Series A Preference Shares or any Parity Securities for any Dividend Period unless full cumulative dividends have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on the Series A Preference Shares and any Parity Securities through the most recently completed dividend period for each such security. To the extent dividends will not be paid in full on the Series A Preference Shares on any Dividend Payment Date, the Company will take appropriate action to ensure that all dividends declared and paid upon the Series A Preference Shares and any Parity Securities will be reduced, declared and paid on a pro rata basis on their respective payment dates pursuant to subsection (L) below.

(I) During any Dividend Period, so long as any Series A Preference Shares remain issued and outstanding, unless the full cumulative dividends have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on the Series A Preference Shares and any Parity Securities through the most recently completed Dividend Period for each such security:

(i) the Company shall not declare, or pay or set aside for payment, dividends on any Junior Securities (other than a dividend payable solely in shares of Junior Securities or in warrants, options or rights where the securities issuable upon exercise of such warrants, options or rights is Junior Securities); and

(ii) the Company shall not repurchase, redeem or otherwise acquire for consideration, directly or indirectly, in whole or in part, any Junior Securities (other than (a) purchases, redemptions or other acquisitions of shares of Junior Securities pursuant to any employment contract, dividend reinvestment and stock purchase plan, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors, consultants or advisors, (b) as a result of a reclassification of Junior Securities for or into other Junior Securities, (c) the exchange or conversion of one share of Junior Security for or into another share of such Junior Securities, (d) the purchase of fractional interests in shares of Junior Securities under the conversion or exchange provisions of Junior Securities or the security being converted or exchanged or (e) through the use of the proceeds of a substantially contemporaneous sale of Junior Securities) during a Dividend Period.

(J) The Series A Preference Shares will rank junior as to payment of dividends to any class or series of Senior Securities that the Company may issue in the future. If at any time the Company has failed to pay, on the applicable payment date, accumulated dividends on any class or series of Senior Securities, the Company may not pay any dividends on the issued and outstanding Series A Preference Shares or redeem or otherwise repurchase any Series A Preference Shares until the Company has paid or set aside for payment the full amount of the unpaid dividends on the Senior Securities that must, under the terms of such securities, be paid before the Company may pay dividends on, or redeem or repurchase, the Series A Preference Shares.

(K) To the extent dividends are not paid (or declared and a sum sufficient for payment thereof set aside) in full on the Series A Preference Shares or any Parity Securities on any Dividend Payment Date (or, in the case of Parity Securities having dividend payment dates different from the dividend payment dates pertaining to the Series A Preference Shares, on a dividend payment date falling within the related dividend period for the Series A Preference Shares), all dividends declared on the Series A Preference Shares and all such Parity Securities and payable on such Dividend Payment Date (or, in the case of such Parity Securities having dividend payment dates different from the dividend payment dates pertaining to the Series A Preference Shares, on a dividend payment date falling within the related dividend period for the Series A Preference Shares) shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all accumulated but unpaid dividends on the Series A Preference Shares and all such Parity Securities payable on such Dividend Payment Date (or, in the case of such Parity Securities having dividend payment dates different from the dividend payment dates pertaining to the Series A Preference Shares, on a dividend payment date falling within the related dividend period for the Series A Preference Shares) bear to each other.

(L) Subject to the foregoing, dividends (payable in cash, shares or otherwise) as may be determined by the Board of Directors (or any duly authorized committee of the Board of Directors) may be declared and paid on the Common Shares and any other Junior Securities from time to time out of any funds legally available for such payment, and the Series A Preference Shares shall not be entitled to participate in any such dividend.

(M) So long as the Series A Preference Shares are held of record by the nominee of the Securities Depository (as defined below), declared dividends will be paid to the Securities Depository in same-day funds on each Dividend Payment Date. The Securities Depository will credit accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Series A Preference Shares in accordance with the instructions of such beneficial owners.

Section 5. Additional Amounts.

(A) All payments made on the Series A Preference Shares shall be made free and clear of, and without withholding or deduction for, or on account of, any Taxes, unless such withholding or deduction is required by applicable law or by the official interpretation or administration thereof.

(B) If any applicable withholding agent is required to withhold or deduct any amount in respect of any payment made on the Series A Preference Shares with respect to any Tax imposed by or on behalf of any Relevant Tax Jurisdiction, the Company will, subject to the exceptions and limitations set forth below, pay such additional amounts (“Additional Amounts”) as are necessary so that the net payment received by each beneficial owner of Series A Preference Shares, after withholding or deduction for any Taxes of a Relevant Tax Jurisdiction (including in respect of any Additional Amounts), will equal the amount that would have been received in respect of such Series A Preference Shares had no such withholding or deduction been required. The Company’s obligation to pay Additional Amounts shall not apply to any Excluded Taxes.

(C) If the Company is the applicable withholding agent, the Company will make any required withholding or deduction and remit the full amount deducted or withheld to the Relevant Tax Jurisdiction in accordance with applicable law. The Company will provide the dividend disbursing agent with official receipts or other documentation evidencing the payment of any Taxes by the Company.

(D) The Company will pay any present or future stamp, court, issue, registration or documentary Taxes or any other excise, property or similar Taxes that arise in any Relevant Tax Jurisdiction from the execution, delivery, enforcement or registration of the Series A Preference Shares or any document or instrument in relation thereof, or the receipt of any payments with respect to the Series A Preference Shares.

(E) Whenever herein there is mentioned in any context any amount payable with respect to any of the Series A Preference Shares, such reference shall be deemed to include payment of Additional Amounts as described under this Section 5 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(F) The obligations set forth in this Section 5 will survive any redemption or repayment of the Series A Preference Shares and any transfer by a holder or beneficial owner of its Series A Preference Shares and will apply mutatis mutandis to any successor to the Company.

Section 6. Voting Rights.

(A) General. Except as provided below or as expressly required by applicable law, the holders of Series A Preference Shares shall not have any voting, consent or approval rights.

(B) Right to Elect Two Directors Upon Nonpayment.

(i) Whenever dividends in respect of any Series A Preference Shares shall have not been declared and paid for three dividend periods, whether or not for consecutive dividend periods (a “nonpayment event”), the holders of the Series A Preference Shares, voting together as a single class with holders of any and all other series of Voting Preference Shares then issued and outstanding, will be entitled to vote for the election of a total of two additional members of the Board of Directors (the “preference shares directors”), provided that, to the extent then applicable, the election of any such directors shall not cause the Company to violate the Company’s Bye-Laws or the corporate governance requirements of the SEC (or any exchange on which the Company’s securities may be listed or quoted) that listed or quoted companies must have a majority of independent directors. In such case, the Company will use its best efforts to increase the number of directors constituting the Board of Directors to the extent necessary to effectuate such right and, if necessary, to amend the Bye-Laws. Each preference shares director will be added to an already existing class of directors in accordance with the Company’s Bye-Laws.

(ii) If and when full cumulative dividends payable on the Series A Preference Shares through the most recently completed dividend period shall have been fully paid, the holders of the Series A Preference Shares shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent nonpayment event) and, if such voting rights for all other holders of Voting Preference Shares have terminated, the term of office of each preference shares director so elected shall terminate and the number of directors on the Board of Directors shall automatically decrease by two.

(iii) Any preference shares director may be removed at any time without cause by the holders of record of a majority of the aggregate issued and outstanding Series A Preference Shares and any other Voting Preference Shares then issued and outstanding (voting together as a single class) when they have the voting rights described above. So long as a nonpayment event shall continue, any vacancy in the office of a preference shares director (other than prior to the initial election after a nonpayment event) may be filled by the written consent of the preference shares director remaining in office, or if none remain in office, by a vote of the holders of record of a majority of the issued and outstanding Series A Preference Shares and any other Voting Preference Shares then issued and outstanding (voting together as a single class) when they have the voting rights described above. Any vote of holders of Voting Preference Shares to remove, or to fill a vacancy in the office of, a preference shares director may be taken only at a special general meeting of such holders, called as provided above for an initial election of preference shares director after a nonpayment event (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the Company’s shareholders, in which event such election shall be held at such next annual or special general meeting of shareholders). The preference shares directors shall each be entitled to one vote per director on any matter. Each preference shares director elected at any special general meeting of shareholders or by written consent of the other preference shares director shall hold office until the next annual general meeting of the Company’s shareholders if such office shall not have previously terminated as above provided.

(C) Other Voting Rights.

(i) The Companies Act provides that in certain circumstances, non-voting shares have the right to vote, for example without limitation, converting a limited liability company to unlimited liability company, discontinuance of a company from Bermuda, or a merger or amalgamation pursuant to the Companies Act or conversion of preference shares into redeemable preference shares.

(ii) Subject to the Companies Act, none of the special rights attached to the Series A Preference Shares may be altered or abrogated, including by the issuance of any Senior Securities, by any amendment to the Bye-Laws or this Certificate of Designations without (i) the consent in writing of the holders of not less than three-quarters of the issued Series A Preference Shares or (ii) with the sanction of a special resolution approved by at least a majority of the votes cast by the holders of the Series A Preference Shares at a separate general meeting in accordance with Section 47(7) of the Companies Act. The necessary quorum requirements for the separate general meeting are two or more persons at least holding or representing by proxy one-third of the aggregate issued and outstanding Series A Preference Shares. The Bye-Laws provide that rights conferred upon the holders of the capital shares of any class (including the Series A Preference Shares) issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

(iii) On any item on which the holders of the Series A Preference Shares are entitled to vote, such holders will be entitled to one vote for each Series A Preference Share held, subject to the voting cutbacks described above.

(iv) Without the consent of the holders of the Series A Preference Shares, so long as such action does not materially and adversely affect the special rights, preferences, privileges and voting powers of the Series A Preference Shares, taken as a whole, the Board of Directors may, by resolution, amend, alter, supplement or repeal any terms of the Series A Preference Shares (a) to cure any ambiguity, or to cure, correct or supplement any provision contained in this Certificate of Designations for the Series A Preference Shares that may be defective or inconsistent; or (b) to make any provision with respect to matters or questions arising with respect to the Series A Preference Shares that is not inconsistent with the provisions of this Certificate of Designations; provided that any such amendment, alteration, supplement or repeal of any terms of the Series A Preference Shares effected in order to conform the terms thereof to the description of the terms of the Series A Preference Shares set forth under “Description of Series A Preference Shares” in the Offering Memorandum shall be deemed not to materially and adversely affect the special rights, preferences, privileges and voting powers of the Series A Preference Shares, taken as a whole.

(D) The foregoing voting provisions will not apply with respect to the Series A Preference Shares if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all issued and outstanding Series A Preference Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by the Company for the benefit of the holders of Series A Preference Shares to effect such redemption.

(E) Notwithstanding anything to the contrary above, where the Companies Act provides the holders of the Series A Preference Shares with a right to vote in respect of any transaction which is also a Shareholder Reserved Matter (as such term is defined in the Bye-laws), such Shareholder Reserved Matter shall require the prior unanimous consent of the holders of the Common Shares, in accordance with the Bye-laws. Following such unanimous consent of the holders of the Common Shares, the Series A Preference Shares, along with the Common Shares and any other class or series of share capital of the Company, would have the right to vote together on such Shareholder Reserved Matter if a vote in connection with such a transaction is required under the Companies Act and the Series A Preference Shares would carry the voting rights set out in section 6(C)(iii) above.

Section 7. Reports. For so long as the Series A Preference Shares are issued and outstanding, the Company will deliver to holders of the Series A Preference Shares:

(A) within 100 days after the end of each fiscal year, annual audited financial statements for such fiscal year, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with respect to the periods presented prepared in accordance with GAAP and a report on the annual financial statements by the Company’s independent registered accounting firm;

(B) within 50 days after the end of each of the first three fiscal quarters of each fiscal year, unaudited financial statements (including footnotes) for the interim period as of, and for the period ending on, the end of such quarter, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with respect to the periods presented prepared in accordance with GAAP; and

(C) within five days after the end of the time period specified for filing current reports on Form 8-K by the SEC, current reports containing information substantially similar to the information that would be required to be filed in a Current Report on Form 8-K under the Exchange Act pursuant to Sections 1 and 4, Items 2.01, 2.03, 5.01, 5.02(a)(1) (with respect to independent directors only), 5.02(b) (with respect to officers and independent directors only), 5.02(c)(1) and (3), 5.02 (d)(1), (2), (3) and (4) (in each case, with respect to independent directors only) and 5.03(b) of Form 8-K (but excluding, for the avoidance of doubt, financial statements and exhibits that would be required pursuant to Item 9.01 of Form 8-K, other than financial statements and pro forma financial information required pursuant to clauses (a) and (b) of Item 9.01 of Form 8-K (in each case relating to transactions required to be reported pursuant to Item 2.01 of Form 8-K) to the extent available (as determined in good faith by the Company)) if the Company had been a reporting company under the Exchange Act;

provided that none of such reports will be required to (i) comply with Section 302, 404 and 906 of the Sarbanes-Oxley Act of 2002, or related Items 307 and 308 of Regulation S-K promulgated by the Commission, or Item 10(e) of Regulation S-K (with respect to any non-GAAP financial measures contained therein), (ii) contain the information required by Items 201, 402, 403, 405, 406, 407, 701 or 703 of Regulation S-K, (iii) contain the separate financial information contemplated by Rules 3-10, 3-16 (to the extent in effect), 13-01 or 13-02 of Regulation S-X promulgated by the Commission and (iv) provide financial statements in interactive data format using the eXtensible Business Reporting Language.

In addition to delivering such information to holders of the Series A Preference Shares, the Company shall maintain a website (which, at the Company’s option, may be password protected) to which holders of Series A Preference Shares are given access promptly upon request and to which all of the information required to be provided pursuant the first and second clauses above is posted.

The Company will be deemed to have furnished such information if the Company has (i) filed or furnished such information in reports filed with the SEC and such reports are publicly available on the SEC’s website or (ii) posted such reports to the website described in the immediately preceding paragraph.

In addition, at any time when the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall furnish to holders of the Series A Preference Shares and to prospective investors, upon the request of such holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as any Series A Preference Shares are not freely transferable under the Securities Act.

Section 8. Reacquired Shares. Any Series A Preference Shares purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued preference shares and may be reissued as part of a new series of preference shares subject to the conditions and restrictions on issuance set forth herein, in the Memorandum of Association, Bye-Laws or in any other certificate of designations creating a series of preference shares or any similar shares or as otherwise required by law.

Section 9. PFIC Related Information. With respect to any taxable year at any time during which any Series A Preference Shares remain outstanding, the Company will make publicly available the information required by applicable U.S. federal income tax law (from time to time) to enable any holder of the Series A Preference Shares to make a timely filed Qualified Electing Fund election with respect to the Company and any of its subsidiaries that is treated as a PFIC for U.S. federal income tax purposes for the first taxable year in which such holder holds the Series A Preference Shares, and to timely file an annual IRS Form 8621 (including any information related to the Qualified Electing Fund status) with respect to the Company and any of its applicable subsidiaries for any subsequent taxable year.

Section 10. Liquidation Rights.

(A) Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company’s affairs, holders of Series A Preference Shares and any Parity Securities are entitled to receive out of assets of the Company legally available for distribution to shareholders, after satisfaction of all liabilities and obligations to the Company’s creditors, if any, and subject to the rights of holders of any Senior Securities in respect of distributions upon liquidation, dissolution or winding-up of the Company’s affairs, and before any distribution of assets is made to or set aside for holders of Common Shares or any other Junior Securities, in full the Liquidation Preference plus all accumulated and unpaid dividends (whether or not declared), if any. Holders of the Series A Preference Shares will not be entitled to any other amounts from the Company after they have received their full Liquidation Preference and all accumulated and unpaid dividends.

(B) In any such distribution, if the assets of the Company are not sufficient to pay the full amount to which all holders of the Series A Preference Shares are entitled and all holders of any Parity Securities are entitled, the amounts paid to the holders of Series A Preference Shares and to the holders of any Parity Securities will be paid pro rata in accordance with the respective aggregate amounts to which such holders are entitled. If the Liquidation Preference and all accumulated and unpaid dividends have been paid in full to all holders of the Series A Preference Shares and any holders of Parity Securities, the holders of the Junior Securities shall be entitled to receive all remaining assets of the Company according to their respective rights and preferences.

(C) For purpose of this Section 10, neither the merger, amalgamation or consolidation of the Company into or with any other corporation, including a merger, amalgamation or consolidation in which the holders of Series A Preference Shares receive cash, securities or other property for their shares, nor a sale, transfer or lease of all or part of the Company’s assets, will be deemed a liquidation, dissolution or winding-up of the Company’s affairs.

Section 11. Conversion Rights. The Series A Preference Shares are not convertible into or exchangeable for property or shares of any other series or class of the Company’s shares.

Section 12. No Preemptive Rights. The holders of Series A Preference Shares will have no preemptive rights with respect to any shares of the Company or any of its other securities convertible into or carrying rights or options to purchase or otherwise acquire any such shares or any interest therein, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

Section 13. Redemption.

(A) No Redemption by Holder. Holders of Series A Preference Shares do not have the right to require the Company to redeem or repurchase the Series A Preference Shares (including upon a change of control, merger, amalgamation or consolidation), and the Series A Preference Shares are not subject to any sinking fund, retirement fund, purchase fund or other similar provisions.

(B) Optional Redemption on or after the Original Reset Date. The Company, at its option, may, upon notice given as provided in Section 10(D), redeem the Series A Preference Shares at the Company’s option, in whole or in part, from time to time on the Original Reset Date and, thereafter, during the period beginning 90 days prior to any subsequent Reset Date and ending on such Reset Date at a redemption price in cash equal to $1,000,000 per Series A Preference Share, plus all accumulated and unpaid dividends (whether or not declared) to, but excluding, the date fixed for redemption.

(C) Optional Redemption following a Rating Agency Event. The Company may redeem the Series A Preference Shares, in whole but not in part, at any time within 90 days following a Rating Agency Event at a redemption price equal to $1,020,000 per Series A Preference Share, plus all accumulated and unpaid dividends (whether or not declared) to, but excluding, the date fixed for redemption.

(D) Optional Redemption for Tax Reasons. If, in the Company’s reasonable determination, (a) the Company has or will become obligated to pay Additional Amounts with respect to any Series A Preference Shares as described in Section 5 as a result of any change in, or amendment to, the laws, treaties, regulations or rulings of a Relevant Tax Jurisdiction, or any change in the official interpretation or application of the laws, treaties, regulations or rulings of a Relevant Tax Jurisdiction, which change or amendment is first publicly announced and becomes effective after the date of this offering memorandum (or, if the Relevant Tax Jurisdiction did not become a Relevant Tax Jurisdiction until a later date, after such later date), and (b) such obligation cannot be avoided by the Company’s taking reasonable measures available to us, the Company may at its option, redeem all, but not less than all, of the Series A Preference Shares at any time at a redemption price equal to $1,000,000 per Series A Preference Share (equivalent to $1,000 per Depositary Share), plus all accumulated and unpaid dividends (whether or not declared) to, but excluding, the date fixed for redemption; provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such Additional Amounts were a payment in respect of the Series A Preference Shares then due. Prior to the publication of any notice of redemption pursuant to this paragraph, the Company shall deliver to the Transfer Agent (as defined below) (i) a certificate stating that the requirements referred to in (a) and (b) above are satisfied and (ii) a “should” level opinion of independent counsel of recognized standing to the effect that the Company have or will become obliged to pay such Additional Amounts as a result of the change or amendment, in each case to be held by the Transfer Agent and made available for viewing at the offices of the Transfer Agent on written request by any holder of the Series A Preference Shares.

(E) Redemption Procedure. If the Series A Preference Shares are to be redeemed, the notice of redemption shall be given by first class mail, postage prepaid, or otherwise transmitted by an authorized method to the holders of record of the Series A Preference Shares to be redeemed as such holders’ names appear on the share transfer books maintained by the Transfer Agent at the address of such holders shown therein mailed not less than 10 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the Series A Preference Shares are held in book-entry form through DTC, the Company may give such notice in any manner permitted by DTC). Each notice of redemption shall include a statement setting forth: (i) the redemption date; (ii) the number of Series A Preference Shares to be redeemed and, if fewer than all issued and outstanding Series A Preference Shares held by such holder are to be redeemed, the number of such Series A Preference Shares to be redeemed from such holder; (iii) the redemption price; (iv) the place or places where holders may surrender the certificates, if any, evidencing the Series A Preference Shares issued and outstanding for payment of the redemption price; and (v) that dividends on the Series A Preference Shares to be redeemed will cease to accumulate from and after such redemption date.

(F) Effectiveness of Redemption. If notice of redemption of any Series A Preference Shares has been given and if, on or prior to the redemption date specified in such notice, the funds necessary for such redemption have been set aside by the Company for the benefit of the holders of any Series A Preference Shares so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such Series A Preference Shares, and such Series A Preference Shares shall no longer be deemed issued and outstanding and all rights of the holders of such Series A Preference Shares will terminate, except the right to receive the redemption price, without interest. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the dividend record date for a Dividend Period will not constitute a part of, or be paid to, the holder entitled to receive the redemption price on the redemption date, but rather will be paid to the holder of record of the redeemed shares on the dividend record date relating to such Dividend Payment Date.

(G) Partial Redemption. In case of any redemption of only part of the Series A Preference Shares at the time issued and outstanding, the Series A Preference Shares to be redeemed shall be selected either pro rata or by lot (or, in the event the Series A Preference Shares are in the form of global securities (as defined herein), in accordance with the applicable procedures of DTC). So long as all Series A Preference Shares are held of record by the nominee of DTC, the Company will give notice, or cause notice to be given, to DTC of the number of Series A Preference Shares to be redeemed, and DTC will determine the number of Series A Preference Shares to be redeemed from the account of each of its participants holding such shares in its participant account. Thereafter, each participant will select the number of shares to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Series A Preference Shares for its own account). A participant may determine to redeem Series A Preference Shares from some beneficial owners (including the participant itself) without redeeming Series A Preference Shares from the accounts of other beneficial owners. Any Series A Preference Shares not redeemed will remain issued and outstanding and entitled to all the rights and preferences of the Series A Preference Shares under this Certificate of Designations.

Section 14. Calculation Agent. The Company shall appoint a Calculation Agent for the Series A Preference Shares at least 90 days prior to the Original Reset Date. The Company may, in its sole discretion, remove the Calculation Agent in accordance with the agreement to be entered into between the Company and the Calculation Agent; provided that, if the Company elects to remove the Calculation Agent on or after the Original Reset Date, the Company shall appoint a successor Calculation Agent who shall accept such appointment prior to the effectiveness of such removal; provided further that the Company or one of its affiliates may serve as Calculation Agent, acting reasonably and in good faith, until such time as the Company is able to appoint a banking institution or trust company as Calculation Agent.

Section 15. Book Entry. The Series A Preference Shares shall be initially in the form of one or more fully registered global certificates (“Global Preference Shares”) issued to DTC (and its successors and assigns or with such other depositary of the Company’s choosing that is a “clearing Company” within the meaning of the New York Uniform Commercial Code and a clearing agency under Section 17A of the Exchange Act (the “Securities Depository”)) and registered in the name of the Securities Depository or its nominee (which initially shall be Cede & Co, as nominee of DTC), duly executed by the Company and authenticated by the Transfer Agent, and deposited with the Transfer Agent, as custodian for DTC (or such other custodian as the Securities Depository may direct). The Series A Preference Shares shall continue to be represented by Global Preference Shares registered in the name of the Securities Depository or its nominee, and no beneficial holder of the Series A Preference Shares will be entitled to receive a certificate evidencing such shares unless otherwise required by law or the Securities Depository gives notice to the Company of its intention to resign or is no longer eligible to act as Securities Depository and the Company has not selected a substitute Securities Depository within 60 days thereafter. The number of Series A Preference Shares represented by Global Preference Shares may from time to time be increased or decreased by adjustments made on the records of the Transfer Agent and the Securities Depository as hereinafter provided. Members of, or participants in, the Securities Depository (“Agent Members”) shall have no rights under these terms of the Series A Preference Shares with respect to any Global Preference Shares held on their behalf by the Securities Depository or by the Transfer Agent as the custodian of the Securities Depository or under such Global Preference Shares, and the Securities Depository may be treated by the Company, the Transfer Agent and any agent of the Company or the Transfer Agent as the absolute owner of such Global Preference Shares for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Transfer Agent or any agent of the Company or the Transfer Agent from giving effect to any written certification, proxy or other authorization furnished by the Securities Depository or impair, as between the Securities Depository and its Agent Members, the operation of customary practices of the Securities Depository governing the exercise of the rights of a holder of a beneficial interest in any Global Preference Shares.

Section 16. No Other Rights. The Series A Preference Shares shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Memorandum of Association and the Bye-Laws or as provided by applicable law.

Section 17. Governing Law. This Certificate of Designation and the Series A Preference Shares shall be governed by and construed in accordance with the laws of Bermuda.

IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Company by its Chief Executive Officer as of the date first set forth above.

By:	/s/ Michael J. Inglese
Name: Michael J. Inglese
Title: Chief Executive Officer

[Signature Page to Certificate of Designations]